212-373-3257

212-492-0257

swilliams@paulweiss.com

March 29, 2013

VIA EDGAR

Christina Chalk, Esq.

Senior Special Counsel, Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F St. NE

Washington, D.C. 20549

Re:	Hess Corp. (the “Company”)
Preliminary Proxy Statement filed on Schedule 14A
Filed March 20, 2013
DFAN 14A filed March 26, 2013
DFAN 14A filed March 21, 2013
DFAN 14A filed March 13, 2013
Filed by Elliott Associates, L.P. et al. (the “Filing Persons”)
File No. 001-01204

Dear Ms. Chalk:

On behalf of the Filing Persons, we are submitting this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter to Robert B. Schumer dated March 28, 2013 (the “Comment Letter”) regarding the above-referenced Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”) and other filings identified above.  The Filing Persons have submitted in electronic form to the Commission Amendment No. 1 to

Preliminary Proxy Statement on Schedule 14A (“Amendment No. 1”) in response to the Staff’s comments on the Proxy Statement.

Amendment No. 1 reflects the responses to comments received from the Staff with respect to the Proxy Statement in the Comment Letter.  For the Staff’s convenience, we have set forth below the Staff’s comments on the Proxy Statement and the other filings identified above in bold typeface followed by our response thereto.  Unless otherwise indicated, page numbers refer to the pages contained in Amendment No. 1.  Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to such terms in Amendment No. 1.

Preliminary Proxy Statement on Schedule 14A filed on March 20, 2013

Proposal 1, Election of Directors, page 24

1.                                      You state that Elliott reserves the right to [nominate] Alternate Nominees “or additional persons” in the event the Company purports to increase the number of directorships. Please clarify in the disclosure that, to the extent only five director slots are up for election at the 2013 Annual Meeting, you will use proxies solicited only to vote for the five Nominees identified in your proxy statement. That is, the Alternate Nominees would be elected only if additional seats or openings were vacant.

The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that they have revised the disclosure in response to the Staff’s comment to clarify that, to the extent only five director slots are up for election at the 2013 Annual Meeting, Elliott will use proxies solicited only to vote for the five Nominees identified in the Proxy Statement, or if one or more of the Nominees is unwilling or otherwise unable to serve, then for one or both of the Alternate Nominees, as the case may be.  Please see the revised disclosure included on pages 24-25 of Amendment No. 1.

2.                                      See our last comment above. In the last paragraph on page 24, you state that Elliott reserves the right to nominate either the Alternate Nominees “or certain additional persons” to the extent the Company increases the size of the Board or takes other actions to create additional vacancies. Please explain in your response letter, with a view to additional disclosure, that such “additional persons” would be listed in a revised proxy statement and that all of the information required by Schedule 14A would be provided as to any additional nominees.

The Filing Persons acknowledge the Staff’s comment and respectfully refer the Staff in response to the Staff’s Comment to the penultimate and last sentences of the identified last paragraph on page 24 of the Proxy Statement which provides, in relevant part, that “[i]n the case that Elliott substitutes a nominee or proposes an additional nominee, Elliott will file and deliver supplemental proxy materials, including a revised proxy card, disclosing the information relating to any substitute nominee or additional nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Section 14 of the Exchange Act.  Only in such case will the shares of Common Stock of the Company represented by the enclosed GREEN proxy card be voted for substitute nominees or additional nominees.”  Please see the disclosure included on page 25 of Amendment No. 1.

3.                                      See comments 1 and 2 above. Disclose how and why Elliott can nominate “additional persons” given that Hess’ advance notice nomination deadline established in the Company’s bylaws has passed.

The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff in response to the Staff’s comment that the Filing Persons believe that, if the Company proposes to put up for election more than five nominees at the 2013 Annual Meeting, Delaware law would allow the nomination of an equal number of additional persons notwithstanding the passing of the Company’s advance notice nomination deadline established by the Company’s bylaws.  The Filing Persons respectfully advise the Staff in response to the Staff’s comment that the Filing Persons have revised the disclosure to reflect that any such nomination of additional persons will be made to the extent that the Company proposes to put up for election more than five nominees at the 2013 Annual Meeting.  Please see the revised disclosure included on page 24 of Amendment No. 1.

Arrangements between Elliott and the Nominees, page 25

4.                                      The amount of special compensation your nominees may earn if elected appears to be tied to the degree of “outperformance” of the Company’s stock, as measured from a specific date against a peer group index. Revise your proxy statement to clarify the reference date. Your disclosure appears to imply that the relevant reference date is the date of the 2013 Annual Meeting; however, the agreements themselves appear to reference the date they were entered into as the relevant date. As to each nominee, specify the relevant reference date.

The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that they have revised the disclosure to indicate that the reference date for each of the Nominees and Alternate Nominees is the effective date of that individual’s Engagement and Indemnification Agreement, each of which was in January 2013.

5.                                      See our last comment above. If the relevant reference date is a date before the election of your nominees at the 2013 Annual Meeting, explain how this promotes the purpose of the agreements and is consistent with your disclosure that the stock appreciation during the nominees’ period of service is the basis for their compensation.

The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff in response to the Staff’s comment that the effective date of each Engagement and Indemnification Agreement was selected as the reference date in order to provide a baseline valuation unaffected by market reaction to the announcement of Elliott’s campaign or any actions taken by the Company in response to that campaign.  The Filing Persons believe that using this unaffected price provides the most appropriate measure of changes in value achieved by the Nominees participation in this proxy contest and tenure on the Board.  Please see the revised disclosure included on page 26 of Amendment No. 1.

6.                                      Revise the disclosure to clarify the end of the relevant measurement period for stock appreciation. Our understanding is that the relevant period is the earlier of the third anniversary of the 2013 Annual Meeting or if earlier, the date of a “sale transaction.”

The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that they have revised the disclosure to include an explanation of the “sale transaction” mechanic and its application to the calculation of total return with respect to both the Company and each of the peer companies, as well as the fact that a sale transaction with respect to the Company would result in the termination of the measurement period.  Please see the revised disclosure included on page 27 of Amendment No. 1.

7.                                      See our last comment above. Expand the discussion of the sale transaction feature of the compensation agreements, and the fact that nominees would be paid sooner and potentially more if the Company is sold. Discuss how this serves your stated goal of aligning the nominees’ interests with the long-term interests of all other shareholder, given that it may incentivize nominees to push for a sale with a more timely payment under the compensation agreements than would be possible under simple stock price appreciation.

The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that the Filing Persons have revised the disclosure to include an explanation of Elliott’s view that the sale transaction mechanic does not prevent the compensation arrangements from providing a valuable incentive mechanism that aligns the interests of the nominees with those of stockholders.  Please see the revised disclosure included on page 27 of Amendment No. 1.

8.                                      Rather than a single example, provide a range of the possible compensation amounts for your nominees under the relevant performance measures in each respective compensation agreement including and up through the maximum payments established under the agreements.

The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that they have revised the disclosure to reflect that the payments under the agreements may range from $0 to a maximum possible payment of $9,000,000.  As noted in their public filings, the Filing Persons believe that this $9,000,000 has been mischaracterized as the amount of the expected payment to nominees, or as a fee to sell Hess.  As such, the Filing Persons have included disclosure consistent with its earlier public filings in order to place this figure into appropriate context.  Please see the revised disclosure included on page 26 of Amendment No. 1.

9.                                      If a nominee is elected to the Board, he may no longer be entitled to compensation under the agreements. Define the term “willful misconduct” as used in the agreements to constitute “cause,” in order to clarify the level of control Elliott will maintain over the nominees if they are elected to the Board.

The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that, while the term was not intended to permit Elliott to exercise influence over any nominee following their election to the Board, in light of the concern raised by the Staff, Elliott and each of the Nominees and Alternate Nominees have agreed to amend the agreements to remove the reference to “willful misconduct”.  Please see the revised disclosure included on page B-1 of Amendment No. 1.

10.                               Discuss the implications of creating two separate director compensation schemes for directors on the same Board, the possible conflicts of interests it may cause within the Board, and how this may affect the Board’s decision making.

The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that they have added disclosure explaining the Filing Persons’ view that the Elliott compensation arrangements should not create a conflict of interest among directors.  Please see the revised disclosure included on pages 27-28 of Amendment No. 1.

11.                               Summarize the provisions of Section 17 of the Elliott Nomination Agreement included as Annex B to the proxy statement. Explain how the non-disclosure restrictions imposed by that part of the agreements may impact the nominees if they are elected to the Company Board.

The Filing Persons acknowledge the Staff’s comment and respectfully advise the Staff that they have revised the disclosure to note that Elliott has undertaken to terminate these confidentiality provisions with respect to any nominee elected to the Board.  Please see the revised disclosure included on page 27 of Amendment No. 1.

DFAN14A filed March 26, 2013

12.                               Many of the comments above concerning the need to clarify or fully disclose the provisions of the nominee compensations agreements apply to the disclosure in the press release dated March 26, 2013 and the associated letter to shareholders. In future filings of proxy materials please be mindful of the issues raised in comments above.

The Filing Persons undertake to be mindful of the issues raised in the comments above in future solicitation materials.

13.                               The press release and the associated letter to shareholders in numerous places refers to opinions or beliefs as facts. For example, the characterization of “Hess FALSE Statement” is not presented as a belief or an opinion. Please avoid in future filings.

The Filing Persons confirm their understanding and undertake to appropriately qualify applicable statements of opinion or belief in future solicitation materials.

DFAN14A filed March 21, 2013

14.                               See our last comment above regarding the need to avoid presenting opinions or beliefs as fact. Statements like “The current Hess board lacks the independence, industry experience, and skills necessary to maximize value for Hess shareholders” should be properly characterized as opinions or beliefs. Similar statements appear throughout the presentation filed as additional proxy materials on March 13, 2013 as well. Please confirm your understanding.

The Filing Persons confirm their understanding and undertake to appropriately qualify applicable statements of opinion or belief in future solicitation materials.

*       *       *       *       *

Additionally, per your request, the Filing Persons hereby acknowledge that:

•                  the participants are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please do not hesitate to call me at (212) 373-3257 or my partner Robert B. Schumer at (212) 373-3097.

Sincerely,

/s/ Steven J. Williams
Steven J. Williams

Enclosures